Stephen S. Kudenholdt Partner	Stephen.Kudenholdt@dentons.com D +1 212 768 6847 Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 USA T +1 212 768 6700 F +1 212 768 6800	Salans FMC SNR Denton dentons.com

October 25, 2013

Securities and Exchange Commission

Filing Desk — Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RBS Acceptance, Inc.
Amendment No. 1 to the Registration Statement on Form S-3 filed September 30, 2013 File No. 333-190962

Ladies and Gentlemen:

On behalf of RBS Acceptance Inc. (the “Registrant”), we have caused to be filed with you electronically on Form S-3/A on EDGAR, the captioned Amendment No. 1 to the Registration Statement.

The objective of the above-captioned Amendment No. 1 to Registration Statement is to respond to the SEC Comment Letter to the Registrant dated September 30, 2013. These comments and our corresponding responses may be found below. Please do not hesitate to contact us with any questions.

Registration Statement on Form S-3 General

Comment:

1.	Please note that our comments to the base prospectus and/or any prospectus supplement should be applied universally, if applicable. Accordingly, if comments issued for one document apply to any other, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction and indicate in your response the page numbers of where related revisions are made in the respective documents, as applicable.

Response: We confirm that any revisions made to either form of prospectus supplement or the base prospectus will be applied universally, if necessary.

Prospectus Supplement Related to the Asset-Backed Notes

Indenture, page S-61

Comment:

2.	We note here and elsewhere in the prospectus supplement certain disclosure suggesting the use of a pre-funding account. In an appropriate place in the prospectus supplement, please provide the disclosures required by Item 1111(g) of Regulation AB, as applicable.

Response: We have revised the Prospectus Supplement (Version 2) to remove all references to pre-funding and related terms as such references were unintentionally included. Please see deletions on page S-61, S-65, S-85 of such Prospectus Supplement. To the extent that any transaction includes a pre-funding feature, all disclosures required by Item 1111(g) of Regulation AB will be provided. There were no references to pre-funding in the Prospectus Supplement (Version 1).

Index of Defined Terms, page S-92

Comment:

3.	We note that several terms listed in the index are not otherwise defined in the prospectus supplement. For example, we could not find where “Group I Pre-Funding Account,” “Group II Pre-Funding Account,” “Funding Period” and “Pre-Funding Accounts” are defined. Please revise as appropriate.

Response: We have revised the index of each prospectus supplement so that terms not defined in the prospectus supplement do not appear in the index. Please see the revised indexes on pages I-97 and I-98 of the Prospectus Supplement (Version 1) and pages S-92 and S-93 of Prospectus Supplement (Version 2).

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If you require any additional information, please contact the undersigned at (212) 768-6847 or Christine Vrettos at (212) 768-6995.

Very truly yours,

/s/ Stephen S. Kudenholdt

Stephen S. Kudenholdt